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                                                                   EXHIBIT 4(ac)

BONUS MATCH RIDER

This Rider is attached to and made a part of this Contract as of the Contract Date, or if later, as of the date shown below (the "Rider Issue Date"). Terms not defined in this Rider have the meaning given to them in the Contract. In the event of any conflict between the terms of this Rider and the terms of the Contract, the terms of this Rider shall prevail over the terms of the Contract.

To elect this Rider, you must submit to SBL a rider election form provided by SBL or a written request to elect the Rider. The Rider will be in effect upon the first Valuation Date as of which SBL has received: (1) the Rider election form (or, if applicable, your written request) electing the Rider, and (2) notice of your first use of the affinity credit card discussed below.

BONUS AMOUNT

While this Rider is in effect, SBL guarantees that it will add a Bonus Amount to your Contract Value during the "Bonus Amount Guarantee Period," which begins on the date that the Rider is first in effect and ends on the fifth anniversary of the Rider Issue Date. SBL may add Bonus Amounts to your Contract Value after the Bonus Amount Guarantee Period but such Bonus Amounts are guaranteed to be paid only during the Bonus Amount Guarantee Period. The Bonus Amount is an amount equal to the applicable percent as set forth in the table below of Purchase Payments applied to your Contract under a salary reduction arrangement. Any Bonus Amount attributable to a salary reduction Purchase Payment shall be applied on the Valuation Date next following the Valuation Date on which such Purchase Payment is applied. As set forth in the table below, the applicable Bonus Amount percent is based on the amount of Contract Value as of the date that the Bonus Amount is applied. Bonus Amounts will be allocated among the Accounts in the same proportion as the applicable salary reduction Purchase Payment.

CONTRACT VALUE AS OF DATE                   MINIMUM BONUS AMOUNT
 BONUS AMOUNT IS APPLIED       (AS A % OF SALARY REDUCTION PURCHASE PAYMENTS)
-------------------------      ----------------------------------------------
    Less than $50,000                                2%
 $ 50,000 up to $100,000                             4%
 $100,000 up to $250,000                             6%
 $   250,000 or more                                 8%

The Bonus Amount is guaranteed by SBL during the Bonus Amount Guarantee Period; provided, however, that the Owner is required to: (1) complete the credit card application; (2) receive approval from the credit card issuer; and (3) make first use of the credit card in order for this Rider to be in effect. SBL requires that the Owner keep the affinity credit card active and enter into a new affinity credit card arrangement if any current credit card arrangement is terminated to keep this Rider in effect. If the Owner does not maintain an active affinity credit card, this Rider shall terminate automatically and no further Bonus Amounts shall be paid hereunder.

At the end of each calendar year while this Rider is in effect, SBL may in its sole discretion elect to add to Contract Value an "Additional Amount" equal to:
(a) amounts earned during the calendar year in connection with the Owner's credit card purchases under the credit card arrangement, net of any amounts deducted by SBL to administer the credit card arrangement; less (b) Bonus Amounts added to Contract Value during the calendar year; plus (c) a portion of sponsor dollars, if any, solicited or contributed by SBL and accrued during the calendar year. The portion of sponsor dollars shall be determined by SBL and allocated to the Owner on the basis of the amount of salary reduction Purchase Payments applied to the Contract during the calendar year relative to salary reduction Purchase Payments made by other owners of the Rider. SBL shall add any such Additional Amounts to Contract Value on a Valuation Date not later than the 23rd Valuation Date of the following calendar year; provided that the Rider is in effect on that date.

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At any time after the fifth anniversary of the Rider Issue Date, SBL reserves the right to terminate this Rider and make no further payments of Additional Amounts or Bonus Amounts, and effective upon the date of such termination, SBL shall cease deducting the Rider charge.

VESTING: Each Bonus Amount and Additional Amount will vest immediately but will be subject to Withdrawal Charges on the same basis as Purchase Payments in the event of a full or partial withdrawal of such Bonus or Additional Amount. In the event that you exercise your right to cancel during the free look period, SBL will reduce your Contract Value by the current value of any Bonus or Additional Amounts applied.

DEATH BENEFIT: In the event that the Death Benefit under your Contract is based upon the sum of all Purchase Payments made by the Owner ("Return of Premium Death Benefit"), Purchase Payments shall not include any Bonus Amounts or Additional Amounts paid under this Rider. In the event that the Death Benefit under your Contract is based upon Purchase Payments increased at an annual rate of interest ("Guaranteed Growth Death Benefit"), Purchase Payments shall not include any Bonus Amounts or Additional Amounts paid under this Rider.

GUARANTEED MINIMUM INCOME BENEFIT: One or more endorsements or riders providing for a Guaranteed Minimum Income Benefit may be attached to your Contract. The Guaranteed Minimum Income Benefit is based upon Purchase Payments increased at an annual rate of interest. Purchase Payments for this purpose shall not include any Bonus Amounts or Additional Amounts paid under this Rider.

CHARGE: SBL will deduct a charge of $25 on each anniversary of the Rider Issue Date; provided that the Rider is in effect on that date. SBL will waive the charge if Contract Value is $10,000 or more on the date the charge is to be deducted.

TERMINATION OF RIDER: This Rider will remain in force unless it is terminated as set forth below. The Rider will automatically terminate on the earliest of the dates indicated below:

      1. the Valuation Date as of which the Contract is terminated in accordance with the terms of the Contract;

      2.  the Annuity Start Date;

      3. the date of the first death of an Owner or, if any Owner is a Non-natural Person, upon the death of the Annuitant or a Joint Owner that is a natural person;

      4. the date of receipt of written notice from the Owner requesting termination of the Rider;

      5. the date of receipt of notice from the affinity credit card issuer that the Owner's credit card is no longer active; and

      6. upon SBL's exercise of its right to terminate the Rider at any time after the fifth anniversary of the Rider Issue Date.

Upon termination of the Rider, the Owner will no longer be entitled to Bonus Amounts or payment of Additional Amounts, and no Rider Charge will be deducted.

SECURITY BENEFIT LIFE INSURANCE COMPANY

/s/ J. Michael Keefer
J. Michael Keefer
Secretary

Rider Issue Date: ____________
(If Other Than Contract Date)